FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

   [X] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ]  Form 11-K  [ ] Form 10-Q
                         and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  December 31, 1999
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________

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     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

     NOT APPLICABLE

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Part I - Registrant Information
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     Full Name of Registrant: iSHOPPER.COM, INC.

     Former Name if Applicable: Sunwalker Development, Inc.

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     Address of Principal Executive Office (Street and Number):
                                8722 South 300 West
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     City, State and Zip Code:  Sandy, Utah  84070
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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative Response
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State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

SEE ATTACHED SHEET.

                                                 (Attach Extra Sheets if Needed)

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Part IV - Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification


         BRENT CHRISTENSEN, ESQ.                                  (801) 532-1234
         ----------------------                                   --------------
                  (Name)                         (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE ATTACHED SHEET

                               iSHOPPER.COM, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 29, 2000              By     /s/
                                     -------------------------------------------
                                     William E. Chipman, Chief Financial Officer


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                                   ATTACHMENT

Part III:  Narrative Response

         During the fiscal year covered by Registrant's annual report on Form 10-K, the Registrant acquired a company engaged in the internet shopping mall business. As a result of limited management and accounting personnel, Registrant was unable to timely prepare and review internally its Form 10-K without unreasonable expense or effort and has concentrated its limited resources on assimilating its acquired operations.


Part IV, Question (3):  Narrative Response

         See response to Part III above.